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April 17, 2009	Abu Dhabi Barcelona Brussels Chicago Doha Dubai Frankfurt Hamburg Hong Kong London Los Angeles Madrid Milan Moscow	Munich New Jersey New York Northern Virginia Orange County Paris Rome San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

VIA EDGAR AND HAND DELIVERY

Mr. Tom Kluck

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-7010

Re:	Tanger Factory Outlet Centers, Inc.

Tanger Properties Limited Partnership

Registration Statement on Form S-4

File No. 333-158503

Schedule TO

File No. 5-84652

Filed April 9, 2009

Dear Mr. Kluck:

On behalf of our clients, Tanger Factory Outlet Centers, Inc. (the “Company”) and Tanger Properties Limited Partnership (the “Partnership” and together with the Company, the “Registrants”), we are responding to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated April 16, 2009, with respect to the Registrants’ above-referenced Registration Statement on Form S-4 (the “Registration Statement”) and Schedule TO (the “Schedule TO”), each filed with the Commission on April 9, 2009.

We have concurrently filed via EDGAR Amendment No. 1 (the “S-4 Amendment”) to the Registration Statement, including certain exhibits, and Amendment No. 1 (the “TO Amendment”) to the Schedule TO. The S-4 Amendment and TO Amendment reflect the responses to the Staff’s comments referenced below. We have arranged for copies of the S-4 Amendment and TO Amendment, marked to show the changes from the Registration Statement and Schedule TO respectively, to be hand delivered to you.

The Staff’s comments are set forth below in bold, followed by the Registrants’ responses to each comment.

April 17, 2009

Form S-4

General

1. Although the requirement to deliver a final prospectus has been eliminated under Regulation M-A for exchange offers commenced before effectiveness of the registration statement, offerors still must file a final prospectus. The obligation to file a final prospectus is not satisfied by the filing of an amendment to the registration statement before effectiveness. See, on our website www.sec.gov, Telephone Interpretation Manual Supplement dated July 2001, Section I.E.3, for more information. Please confirm to us that Tanger will satisfy its obligations to file a final prospectus, after effectiveness, in accordance with the above interpretation.

Response:

We confirm that, after effectiveness of the Registration Statement, the Registrants will file a final prospectus pursuant to Rule 424(b)(3) in accordance with Telephone Interpretation Manual Supplement dated July 2001, Section I.E.3.

2. The formula you have described does not necessarily correspond with prior no-action relief or other interpretive positions that may exist with respect to an issuer’s ability to comply with Item 1004(a)(1)(ii) of Regulation M-A. For example, the subject securities are not listed on any exchange, so it is unclear how you meet the requirement that the subject securities trade at prices that are directly related to the trading price of the issuer’s common stock. Please advise us of the basis upon which the issuer concluded that this offer complies with Rule 13e-4(f)(1)(ii) and Rule 14e-1(b). In addition, please confirm, if true, that Tanger will not consider adjusting the pricing formula or minimum or maximum price points after the purchase price is fixed.

Response:

We acknowledge the Staff’s comment and respectfully submit that the pricing formula described in the prospectus is consistent with prior no-action relief granted by the Staff. The offer described in the prospectus (the “Exchange Offer”) is an offer by the Partnership to exchange shares of common stock of the Company (“Company Common Shares”) for any and all of the outstanding 3.75% exchangeable senior notes due 2026 (the “Notes”) of the Partnership. The Notes are, by their terms, exchangeable for Company Common Shares. The Company Common Shares are listed on the New York Stock Exchange. Accordingly, the Registrants expect there to be a relationship between the prices at which holders of Notes would be willing to tender their Notes in the Exchange Offer and the trading price, at the time of such tender, of the Company Common Shares. The pricing formula to determine the exchange consideration described in the prospectus therefore provides for the delivery of a number of Company Common Shares equal to the sum of (i) a fixed amount of shares equal to the number of Company Common Shares deliverable pursuant to the terms the Notes and (ii) an amount of shares to be determined by dividing a fixed dollar amount by the average of the volume-

April 17, 2009

weighted average price of the Company Common Shares over an averaging period. In such respects, the Exchange Offer is being conducted in a manner consistent with the terms of the exchange offer that was the subject of the no-action relief granted by the Staff with respect to Rules 13e-4(f)(1)(ii) and 14e-1(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in the TXU Corporation, SEC No-Action Letter, 2004 SEC No-Act. LEXIS 734 (September 13, 2004) (the “TXU Letter”), and the related no-action letters as referenced therein.1 The same correlation between the trading prices of the subject securities at issue in the TXU Letter and the underlying exchange-traded common stock that justified the use of a formula pricing mechanism in that case is applicable to the Notes that are the subject of the Exchange Offer.

In addition, the Exchange Offer has otherwise been structured to comply with the applicable significant requirements of the TXU Letter. In this regard (and the Registrants hereby confirm each of the following):

•	the Exchange Offer materials describe the pricing formula to be used to determine the exchange consideration;
•

the pricing formula used to determine the exchange consideration will remain fixed throughout the duration of the Exchange Offer (unless the Exchange Offer is revised to provide a fixed price or there is a change in the formula, in which case the offer period will be extended in accordance with Rules 13e-4(f)(1)(ii) and 14e-1(b));

•	the Exchange Offer materials disclose the number of trading days in the averaging period and the minimum and maximum amount of consideration to be provided;
•

the Partnership has provided a toll-free number to enable holders of the Notes to determine, during the averaging period, a representative offer price calculated based on the pricing formula, calculated as if such period ended on the preceding business day; and

•

the Partnership will issue a press release to publicly announce the final exchange consideration prior to the opening of trading on the second trading day prior to the expiration of the Exchange Offer and the Partnership will file an amendment to the Schedule TO on the same date setting forth such final exchange consideration.

The only significant factual distinction between the facts underlying the TXU Letter and the facts underlying the Exchange Offer is that the exchange consideration will consist of Company Common Shares rather than cash. However, in that regard, the Registrants respectfully submit that the proposed mechanism to determine the final number of Company Common Shares to be delivered in the Exchange Offer is consistent with the pricing mechanisms used in the exchange offers conducted by McDonald’s Corporation,

[1]

See Lazard Freres & Co., SEC No-Action Letter, 1995 WL 476257 (Aug. 11, 1995); Epicor Software Corporation, SEC No-Action Letter, 2004 WL 1126018 (May 21, 2004); AB Volvo, SEC No-Action Letter, 1997 SEC No-Act. LEXIS 1050 (May 16, 1997); Microsoft Corp., SEC No-Action Letter, 2003 WL 22358818 (Oct. 15, 2003).

April 17, 2009

Weyerhaeuser Company and Kraft Foods Inc.2 In each instance, the Staff provided exemptive relief from Rules 13e-4(f)(1)(ii) and 14e-1(b). In this regard, in addition to the foregoing (and the Registrants hereby confirm each of the following):

•	the portion of the exchange consideration that is subject to change is based on a fixed dollar amount that is disclosed in the Exchange Offer materials;
•

the Exchange Offer period will continue for two business days following the final determination of the exchange consideration and its public announcement in the manner described above, during which period the holders of the Notes will have the right to withdraw previously tendered Notes;

•

the Registrants will post the daily volume-weighted average prices and closing prices of the Company Common Shares during the averaging period on its website, which will be updated daily during the averaging period; and

•	the Exchange Offer materials include instructions on how to withdraw Notes from the Exchange Offer.

Finally, as noted above, the Registrants confirm that the Partnership will not consider adjusting the pricing formula or minimum or maximum price points after the purchase price is fixed (unless the Exchange Offer is revised, in which case the offer period will be extended in accordance with Rules 13e-4(f)(1)(ii) and 14e-1(b)).

For the foregoing reasons, we respectfully submit that the Exchange Offer complies with Rule 13e-4(d)(1), Rule 13e-4(f)(1)(ii) and Rule 14e-1(b).

Documents Incorporated by Reference, page 1

3. We note that you have provided disclosure relating to the Tanger Properties Limited Partnership (the “Partnership”) by incorporating its 10-K, 8-K and 8-K/A by reference. We note that the Partnership is not Form S-3 eligible. Therefore, please revise your filing to provide disclosure regarding the Partnership in the manner required by Form S-4 or advise.

Response:

In response to the Staff’s comment we have included in the Registration Statement the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2008 as Annex A of the prospectus, and have included a cross reference to Annex A in the section of the prospectus entitled “Where You Can Find Additional Information.”

[2]

See McDonald’s Corporation, SEC No-Action Letter, 2006 WL 2805223 (Sept. 27, 2006); Weyerhaeuser Company, SEC No-Action Letter, 2007 WL 789166 (Feb. 23, 2007); Kraft Foods Inc., SEC No-Action Letter, 20008 WL 2791751 (avail. Jul. 1, 2008).

April 17, 2009

Special Note About Forward-Looking Statements, page 9

4. Please revise to omit the reference to the Private Securities Litigation Reform Act of 1995, since the safe harbor is not available for statements made in connection with a tender offer. Refer to Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Please also refrain from making further references to the PLSRA or its safe harbor provision in any future press releases or other communications relating to this offer.

Response:

We have revised the disclosure to address the Staff’s comment and confirm the Registrants will refrain from making further references to the PLSRA or its safe harbor provision in any future press releases or other communications relating to the Exchange Offer.

Procedures for Tendering Notes, page 28

5. We note that Tanger will exchange or return the notes that it does not exchange “as promptly as practicable following the expiration date.” Please revise the disclosure to state that the notes will be exchanged or returned promptly following the expiration of the offer so that the disclosure is consistent with Rule 14e-1(c). Make corresponding changes throughout the offering documents.

Response:

We have revised the disclosure to address the Staff’s comment.

* * * * *

We hope the foregoing answers are responsive to your comments and look forward to resolving any outstanding issues as quickly as possible. If you have any questions in connection with our responses to your comments, please feel free to call me at 212-906-2918.

Best regards,

/s/ Gregory P. Rodgers

Gregory P. Rodgers

of LATHAM & WATKINS LLP

cc:	Steven B. Tanger//Tanger Factory Outlet Centers, Inc.

Stacie Gorman/United States Securities and Exchange Commission

Raymond Y. Lin/Latham & Watkins LLP

John J. Huber/Latham & Watkins LLP

Robert Downes/Sullivan & Cromwell LLP